KIRIN BREWERY COMPANY, LIMITED

November 10, 2006

SUMMARY OF CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2006

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Communications Division
	Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly consolidated statements of income, etc.

Adoption of simple methods in accounting policies: Yes

The estimated effective tax rate is applied for the computation of income taxes

Change in accounting policies: None

Changes in scope of consolidation and application of equity method:

Consolidation:	Increase	6 companies	Decrease	5 companies
Equity method:	Increase	1 company	Decrease	3 companies

2. Business results and financial positions for the third quarter of 2006 (January 1, 2006 - September 30, 2006)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Third quarter ended September 30, 2006	1,241,359	3.8	94,418	10.5	97,549	10.7
Third quarter ended September 30, 2005	1,195,492	(2.3)	85,421	(6.3)	88,154	(2.5)
Year ended December 31, 2005	1,632,249		111,708		114,881	

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
Third quarter ended September 30, 2006	47,340	8.5	49.51	-
Third quarter ended September 30, 2005	43,612	7.7	45.49	-
Year ended December 31, 2005	51,263		53.23	-

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the third quarter ended September 30, 2006, to those for the third quarter ended September 30, 2005.

dlw 11/20

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
September 30, 2006	1,978,537	1,017,142	50.0	1,035.19
September 30, 2005	1,840,167	927,230	50.4	969.39
December 31, 2005	1,937,866	972,601	50.2	1,016.74

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
Third quarter ended September 30, 2006	90,489	(118,224)	32,510	170,470
Third quarter ended September 30, 2005	63,342	(49,718)	(29,264)	162,557
Year ended December 31, 2005	104,716	(66,693)	(52,041)	164,800

3. Forecast of business results for the current fiscal year (January 1, 2006 - December 31, 2006)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)
Year ending December 31, 2006	1,680,000	118,000	54,000

(Reference) Forecasted net income per share (Year ending December 31, 2006) ¥56.49

Forecasted operating income (Year ending December 31, 2006) ¥117,000 millions

(Note) Forecast of business results stated above has not been changed from the forecast disclosed on August 10, 2006.

4. BUSINESS RESULTS AND FINANCIAL POSITION

1. BUSINESS PERFORMANCE

In the nine months under review net sales were higher than in the previous year due to high sales centered on the alcohol beverages business. Profits also increased as a result of increased sales.

Consolidated sales for the nine-month period under review increased 3.8% to ¥1,241.3 billion and consolidated operating income increased 10.5% to ¥94.4 billion. Consolidated ordinary income increased 10.7% to ¥97.5 billion and consolidated net income increased 8.5% to ¥47.3 billion.

Alcohol Beverages Business

In the domestic alcohol beverage market we are endeavoring to develop our operations as a comprehensive alcohol beverages business while continuing to promote a shift from price-driven marketing to value-driven marketing, and as a result of our efforts we have secured leading positions in each category.

In beer, amidst heightened consumer expectations for distinctive, premium-style beer products, in April we launched *Kirin Ichiban Shibori Muroka Nama*, a chilled beer *Ichiban Shibori* brand extension using our proprietary brewing method. The beer is then bottled without being filtered, providing customers with the delicious taste of live-yeast beer. At the same time, *Kirin Ichiban Shibori's* position in the market continued to grow. We received a very strong response to the sixteenth edition of *Kirin Akiaji*, an autumn limited edition product that represents the great taste and richness of beer. Further, we have continued our 'Choosing the Best Tastes in Japan 2006 Campaign' to provide our loyal customers from all over Japan with the enjoyment of beer combined with various dishes.

In happo-shu, the February launch of our rich-tasting new happo-shu product *Kirin Enjuku* was very successful, with the result that we have approximately doubled our forecasts sales volume of the product for the year. Sales of *Tanrei Green Label*, with 70% reduced sugar,[1] also remained strong, and we have enhanced our No. 1 position in the happo-shu market even as the market shrunk considerably.[2]

In new genre, we renewed *Kirin Nodogoshi* to build on the high popularity it has enjoyed since its launch, creating an improved flavor and finer head. *Kirin Nodogoshi Nama* has become the clear top-selling product in this fast growing market.[3] In August we received a patent for the new in-house browning process technology invented for *Kirin Nodogoshi Nama*, based on the method of producing a 'fermented alcohol beverage superior in taste and color.'

Driven by sales of *Kirin Nodogoshi Nama* and happo-shu, the sales volume of beer + happo-shu + new genre in the third quarter of fiscal 2006 were 6.8% higher than in the previous comparable period, significantly ahead of average industry growth.

In chu-hi, we expanded the lineup of *Kirin Chu-hi Hyoketsu* that has driven the market since its launch in 2001, with the launch of a new flavor, *Kirin Chu-hi Hyoketsu Yuzu*, as well as renewing the flavor and packaging of the entire range, including both the standard and premium series. Further, at the same time as enhancing our brand value and improving our product lineup in this growth category, we launched sugar-free, non-carbonated *Kirin O-cha*

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1 Compared to regular Kirin happo-shu

2 Taxed shipments of happo-shu, January – September 2006

3 Taxed shipments of the rest of brewed beverage1, January – September 2006

no chu-hi, and fruit liquor sweetened chu-hi products *Anzu Soda* and *Sanzashi Soda*. In pursuit of our shift from a price-driven sales approach to a value-driven approach, we also resolved to introduce open pricing and new guidelines from January 1, 2007.

In the spirits market we had great success in the non-premium whiskey market with our first domestically produced Kirin-branded whisky, *Fuji Sanroku*. In the growing shochu market, we launched in August our 'authentic' shochu products *Kirin Kaori Mugi* and *Kirin Maroyaka Imo* for on-premises consumption. We also launched *Kirin Mugi Shochu Pure Blue* in a cardboard container, increasing its presence in the market. In wines, we took measures to boost sales and grow the market, based on the promotion of *Franzia* wine, the world's biggest selling wine brand,[4] and French sparkling wine *Café de Paris*.

In marketing, we made a solid start with good impact from the winter Olympic campaign at the start of the year. Further, as an official sponsor of the Japan national soccer team we engaged in active promotional programs around the running of the 2006 FIFA world cup™ in Germany. We helped build support for the Japan team with a popular competition in which participants could win 'Kachi-T' original t-shirts and 'Kachi-daru' miniature beer kegs, along with special can designs and other such measures.

In sales, we took further measures to ensure and improve the quality of our product at commercial premises through the adoption of a new '*Kirin manten nama no mise*', a Kirin satisfaction system under which the restaurants and bars carrying out keg beer receive official approval in accordance with certain standards.

Also during the period under review, we shifted to an internal company system in the domestic alcohol business, with the aim of creating a flexible and dynamic structure through which we can respond more rapidly to changes in the market place.

In research, as part of new packaging research that uses our technological and research and marketing capabilities, we have designed the *Kantan Can*, with a pull-tab that is easier to grip than those of current cans, meaning that it can be opened with less effort.

In the overseas alcohol beverages business, which we are pursuing mainly in Asia and Oceania, sales through Kirin Brewery (Zhuhai) Co., Ltd., Limited of *Kirin Chun Zhen Wei*, launched last year, are trending well and we are establishing a new factory, which will double previous production capabilities and provide superior fermentation facilities. At Dalian Daxue Brewery Co., Ltd., we have launched our first Kirin brand product *Zui Kirin* for the Dalian premium brand market. Along with our beer marketing activities, we carried out a number of marketing events to promote sales of *Kirin Chu-hi Hyoketsu* in Shanghai, in close collaboration with Kirin Beverage Corporation. Activities in other overseas markets included concluding a licensing contract with Anheuser-Busch in August for North America, where overseas brands are a growth category. Currently, Kirin products for North America are brewed under license by Anheuser-Busch and marketed by Kirin. By the end of 2006 the entire process from production to marketing will be carried out by Anheuser-Busch. In Russia, we began local production in September. By improving product quality and increasing competitiveness we are striving to expand sales of Kirin brand products in the double-digit growing market.

Consolidated sales and income in the alcohol beverages business both increased for the period under review, supported by higher sales volumes in the domestic alcohol business. Consolidated sales increased 5.8% to ¥791.9 billion compared to the first nine months of the previous year, and operating income increased 19.4% to ¥66.3 billion.

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[4] Largest sales volume of a single brand, according to IMPACT DATA BANK 2006 EDITION

Soft Drinks Business

From May 12 to June 15 we carried out a tender offer for Kirin Beverage Corporation, securing 53,392,016 shares, or 97.07%, of the 55,002,370 Kirin Beverage issued shares. Following this, the share exchange contract was signed by both companies on July 10 and Kirin Beverage was delisted on August 11. On October 1, following the exchange of shares, Kirin Beverage became a wholly owned subsidiary of Kirin Brewery.

In the domestic soft drinks business, our efforts have been directed at expanding our business scale by focusing on core brands and tailoring sales strategies to specific regions and business channels. Amidst severe competition we achieved a 2% increase in case sales for the period, higher than the industry average.

In products, *Kirin Nama-cha* underwent a renewal in March, while June saw the launch of *Kirin Koi Nama-cha*. To express the appeal of *Kirin Gogono-Kocha* in the approach to its 20th year of sales, we added new original cocktails to the menu at the restaurants, Kirin City, and held exhibitions about tea at Kirin factories and other locations. New product *Kirin NUDA*, a non-sugar carbonated water, represents a new proposal in a market that appears to be becoming established in Japan, and new products have been added to the successful *Kirin Fire Hikitate Koubou* series of canned coffee.

In marketing, Kirin Beverage commenced full-scale contracting-out of its product merchandizing to Kirin's merchandizing entity Kirin Communication Stage, as part of measures to strengthen its sales and marketing approach.

In production, Kirin's Hokuriku plant began producing *Kirin Alkali-Ion-no Mizu* mineral in 'Pecology™' bottles—the lightest two-litre PET bottle in Japan—in a move that strengthens Group synergies in Kirin's manufacturing structure while reducing unit production costs and contributing to a reduction in environmental impact.

In overseas soft drinks operations, we established a wholly owned subsidiary Kirin Beverage (Shanghai) Co. Ltd in Shanghai, with plans to begin local production of PET bottle products from early 2007 in support of our strategy to increase production capacity in China.

Consolidated sales and income in the soft drinks business for the first nine months of 2006 both increased, primarily due to higher domestic sales of tea and mineral water products, with sales increasing 5.6% to ¥293.9 billion, and operating income increasing 6.9% to ¥16.8 billion.

Pharmaceuticals Business

During the period under review we continued active marketing of *ESPO*, a treatment for renal anemia, *GRAN*, an agent used for leukocytopenia, *Rocaltrol Injection*, a medicine for secondary hyperparathyroidism, and *PHOSBLOCK Tablets*, for the treatment of hyperphosphatemia.

We submitted KRN1493, a candidate medicine for secondary hyperparathyroidism with a new mechanism, for regulatory approval. Overseas, in April we began sales in Thailand of *Busulfex Injection™* (commonly known as *Busulfan*), a conditioning agent prior to allogenic hematopoietic stem cell transplantation, as a first step in our business development in ASEAN countries, and we were approved to import (manufacture and sales) to Japan in July.

Consolidated sales and operating income in the pharmaceuticals business decreased 0.3% to ¥47.8 billion and 14.8% to ¥9.3 billion respectively, due to NHI pricing revisions and

impact from Flat-Sum Reimbursement relating to dialysis treatment.

Other Businesses

The internal company system for both the functional food business and the agribio business was discontinued in March, helping clarify the core companies of the Group and facilitating a new stage of independent and dynamic business development.

In functional foods, sales at Kirin Well-foods Co., Ltd. of diet support product *Lieta* were very strong. As a sense of health consciousness increases in Japan and a succession of new products reach the market, we are working to strengthen our brand in the increasingly active diet market. In July Takada-Kirin Foods Corp. formed a production alliance agreement with South Korean company Daesang Corporation to establish a joint venture in Indonesia to manufacture nucleotide seasonings. Construction of the factory began in July and production is scheduled to commence in the latter half of 2007.

In the Agribio business, we took steps to develop our flower business foundation in China, going forward joint development of a new flower variety following an agreement formed in China in 2005 with the Agriculture and Biology School of Shanghai Jia Tong University. In our potato operations we took measures to grow sales of Cynthia. Further, looking towards the introduction of a holding company structure in July 2007, we acquired the minority shareholdings of Kirin Green and Flower Co., Ltd and converted it to a wholly owned subsidiary. On October 1 its name was changed to Kirin Agribio Co., Ltd.

Sales in other businesses decreased 10.8% to ¥107.6 billion and operating income decreased 15.9% to ¥2.9 billion.

5. FULL-YEAR FORECASTS

Forecasts for the fiscal year ending December 31, 2007 have not changed from those previously announced on August 10, 2006.

6. UPDATE ON CORPORATE SOCIAL RESPONSIBILITY (CSR) INITIATIVES

CSR within Kirin is positioned as an "*approach to earn the trust of society*". This approach has been formulated around five core themes:

1. Compliance
2. Safety and reliability
3. Protection of personal information
4. Raising awareness of responsible drinking
5. Protecting nature

Centered on the CSR and Communications Headquarters, which was set up as a quality control office in March, we have established a product quality policy to maintain and increase product quality, and have been actively promoting the adoption and understanding of that policy throughout the Company.

In environmental measures, we have set important quantitative for reducing emissions of CO_2 and other greenhouse gases. As part of our efforts to achieve the targets of reducing overall emission amounts and unit emissions[5] by 25% compared to 1990, we have been making major investments in initiatives such as changing fuel sources at plants from heavy oil to natural gas and intruding a cogeneration system in order to take maximum advantage of biogas. As a result of our rapid progress, the targets have been moved forward to the earlier date of 2007.[6] At the same time, we are acting locally on the issue of global warming,

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[5] Amount of emissions in production of 1kl of beer, happo-shu, etc.

[6] Originally scheduled for 2010. The overall volume has already been achieved.

through a series of measures including review of the preset temperatures in our offices.

In our support for sport we have been carrying out programs to support athletes of the Japanese Olympic Team at the Winter Olympics in Turin, the Japanese soccer team at the 2006 FIFA World Cup™ in Germany, and the Japanese team at the Basketball World Championship. Through our sponsorship of the Japanese national soccer team at the Kirin Challenge Cup and elsewhere we inspire in people a mood of cheering on the team, offering them a way to experience the richness and enjoyment of life through sport.

Last year, we presented an exhibition of results of research into historical beer brewing methods and the origins of beer in Japan, as part of our activities to heighten interest in beer culture. This exhibition traveled to ten of our breweries across Japan, and included reproductions created last year of beer-making techniques from the Edo period through to the Meiji restoration.

7. BUSINESS RISKS

Outlined below are the main risks faced by Kirin in its business activities that have been identified as having the potential to have a significant impact on the decisions of investors. Information is also presented with regard to matters that are not necessarily risk factors, with the aim of ensuring active disclosure of information to investors. Based on an awareness and understanding of these risks, Kirin takes measures to prevent and reduce risks, and to respond appropriately in the case that any such risks eventuate.

The risk items outlined below are those identified by the Company as of November 10, 2006.

(1) Domestic markets and economic trends

Most of Kirin Group's Alcohol Beverages division operates in Japan. This business could therefore be significantly affected by domestic economic conditions and consumer trends with regard to alcohol beverages.

Furthermore, the declining birth rate and aging population profile in Japan could lead to a weakening of the alcohol beverages and soft drinks markets.

(2) Increased taxes on alcoholic beverages

Alcohol consumption in Japan could decline if increased taxes on alcohol beverages resulted in higher prices.

(3) Changes in regulatory environment regarding alcohol beverages

In order for the Kirin Group to fulfill its social responsibility as a manufacturer and vendor of alcohol products, advertising and publicity is conducted in accordance with strict voluntary standards. However, international standards in respect of the sale of alcohol products are under consideration by institutions such as the World Health Organization. In the long term Kirin faces the risk that sales of alcohol beverages could decline if guidelines were implemented that were significantly stricter than currently envisaged.

(4) Risk in the pharmaceutical business

Revisions to the Pharmaceutical Affairs law and associated ordinances, or the implementation of stricter regulations, could be disadvantageous to Kirin. Delays in the development of new products could pose a risk to the Company, as could the occurrence of unforeseen side effects from the Company's pharmaceutical products.

(5) Risk in overseas businesses

The Kirin Group has overseas operations focusing on Asia and Oceania. Risks associated with these operations include those outlined below. We take measures to ameliorate these

risks but these risks may affect our business to a greater extent than we forecast.

- Revisions to tax systems and laws and stricter regulations that have an adverse effect on our company
- Occurrence of unforeseeable political, economic or social events
- Political or social factors such as the outbreak of war or terrorist activity, SARS or avian influenza epidemics
- Earthquakes and other natural disasters
- Currency fluctuations outside the forecast range

(6) Weather and natural disasters
Kirin Group's alcohol beverages or soft drinks businesses may be adversely affected by weather patterns such as unusually cold summers or extensive typhoons. Furthermore, earthquakes and natural disasters on a large scale could damage facilities, resulting in production levels falling short of requirements.

(7) Food safety
Kirin Group is continually strengthening its strict food quality management system. The entire Group is cooperating in the implementation of quality tests in order to offer customers 'safety in food'. However, in recent years, BSE and avian influenza epidemics have threatened food safety. If quality control problems occur that are beyond the scope of our anticipatory measures, Kirin's financial position and business performance could be adversely affected.

(8) Accidents at Group plants or at outsourced manufacturers
Although Kirin Group manufacturers many alcohol beverages and other products at its own plants, some of the Group's products are produced by external manufacturers, and some products are imported. The quality of all such goods is expected to be uniformly high, but the risk remains that our business could be adversely affected by quality problems at Kirin or outside manufacturing plants or from imported goods.

(9) Environmental issues
Kirin Group currently complies with all laws regarding waste disposal and sanitation, and is thoroughly involved in manifesto management. Kirin also strictly complies, with various environment laws concerning the atmosphere, water quality, noise pollution, vibrations, soil contamination and land subsidence, and other matters relating to industrial waste. However, a risk remains that human error or other factors could cause environmental pollution or other adverse impacts, and revisions to relevant laws and.regulations may necessitate additional capital expenditure, raising costs and negatively impacting Kirin's financial situation and business performance.

(10) Information leaks
Kirin Group has formulated information security policies, is implementing internal training programs and is making every effort to protect data on individuals. However, risks such as those from hacking and document falsification remain. Furthermore, computer viruses could temporarily damage the company's computer systems, adversely impacting Kirin's financial position and business performance.

(11) Effects of legal restrictions
When carrying out our business the Kirin Group abides by domestic liquor tax laws, food sanitation laws and drug legislation. Furthermore, in each country in which the Group is present we comply with local laws. If such laws change, or if new, unforeseen laws or regulations are introduced, Group activities may be curtailed, adversely impacting Kirin's financial position and business performance.

(12) Litigation risks
Kirin Group has an internal business control structure and is putting efforts into strengthening compliance management as part of measures to ensure that Kirin Group does not violate statutes and regulations when carrying out its business. However, in the course of our business in Japan and overseas, there is a possibility that litigation will be brought against the Group or its employees for real or supposed infringements of product liability, intellectual property or other laws. Either directly as a result of legal proceedings or as the result of the loss of trust from customers resulting from such proceedings there is a risk that Kirin's financial situation and business performance could be negatively affected.

(13) Increase in the price of raw materials
Some of the main raw materials that Kirin Group uses are liable to changes in price depending on market conditions. Based on increases in the price of raw materials, manufacturing costs may also rise, adversely impacting Kirin's financial position.

(14) Changes in value of assets
Kirin's financial position and business performance could be adversely affected if the value of land, negotiable securities or other assets decreased significantly in value.

(15) Retirement liabilities
Liabilities and expenses for employees' retirement are calculated on an actuarial basis based on certain assumptions including discount rates and expected returns on pension assets. Actual outcomes could differ from these assumptions or these assumptions could change, adversely impacting Kirin's financial position and business performance.

6. INFLUENCE OF SEASONAL FACTORS
Sales of Kirin Group's core alcohol beverages and soft drinks are subject to significant change with the seasons, as demand peaks in summer. Sales in the third quarter of the year therefore tend to be higher than in other quarters.

7. NOTE CONCERNING FORECASTS
The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group as of November 10, 2006. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At September 30, 2005 Amount	Percentage over total assets	At September 30, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2005 Amount	Percentage over total assets
Current Assets							
Cash	167,016		172,594		5,578	169,334	
Notes and accounts receivable, trade	237,607		282,857		45,250	290,077	
Marketable securities	450		349		(101)	50	
Inventories	99,465		108,710		9,245	94,156	
Other	48,740		44,878		(3,862)	43,788	
Allowance for doubtful accounts	(3,289)		(1,979)		1,310	(2,551)	
Total Current Assets	549,990	29.9	607,411	30.7	57,421	594,855	30.7
Fixed Assets							
Property, plant and equipment							
Buildings and structures	189,102		182,093		(7,009)	191,182	
Machinery, equipment and vehicles	171,385		162,997		(8,388)	172,252	
Land	154,974		151,809		(3,165)	156,380	
Construction in progress	30,297		36,803		6,506	25,990	
Other	35,608		38,276		2,668	37,081	
Total	581,368		571,980		(9,388)	582,887	
Intangible Assets							
Consolidation differences	38,005		-		(38,005)	38,412	
Goodwill	-		96,752		96,752	-	
Other	94,218		73,960		(20,258)	97,463	
Total	132,224		170,713		38,489	135,876	
Investments and Other Assets							
Investment securities	468,371		525,314		56,943	516,757	
Life insurance investments	36,225		37,275		1,050	37,193	
Other	75,838		69,412		(6,426)	74,077	
Allowance for doubtful accounts	(3,851)		(3,570)		281	(3,781)	
Total	576,584		628,432		51,848	624,247	
Total Fixed Assets	1,290,176	70.1	1,371,126	69.3	80,950	1,343,010	69.3
TOTAL ASSETS	1,840,167	100.0	1,978,537	100.0	138,370	1,937,866	100.0

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	At September 30, 2005		At September 30, 2006		Increase (Decrease)	At December 31, 2005	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Current Liabilities							
Notes and accounts payable, trade	97,904		101,725		3,821	107,436	
Short-term loans payable	24,819		32,258		7,439	18,269	
Reserves	-		182		182	-	
Bonds due within one year	-		69,900		69,900	69,900	
Liquor taxes payable	75,164		115,627		40,463	107,563	
Income taxes payable	17,469		28,209		10,740	20,270	
Accrued expenses	75,019		77,123		2,104	79,479	
Deposits received	30,511		22,700		(7,811)	29,318	
Other	41,277		48,299		7,022	45,154	
Total Current Liabilities	362,167	19.7	496,027	25.1	133,860	477,392	24.6
Long-term Liabilities							
Bonds	174,699		97,341		(77,358)	106,241	
Long-term debt	66,545		104,533		37,988	54,236	
Employees' pension and retirement benefits	71,700		67,924		(3,776)	71,958	
Other reserves	14,074		12,019		(2,055)	12,866	
Deposits received	72,122		70,453		(1,669)	72,507	
Other	71,536		113,096		41,560	90,769	
Total Long-term Liabilities	470,679	25.5	465,368	23.5	(5,311)	408,580	21.1
TOTAL LIABILITIES	832,847	45.2	961,395	48.6	128,548	885,972	45.7
MINORITY INTERESTS	80,089	4.4	-	-	(80,089)	79,292	4.1
Common stock	102,045	5.5	-	-	(102,045)	102,045	5.3
Capital surplus	70,995	3.9	-	-	(70,995)	70,999	3.7
Retained earnings	718,764	39.1	-	-	(718,764)	730,226	37.6
Land revaluation difference	(4,713)	(0.3)	-	-	4,713	(4,713)	(0.2)
Net unrealized holding gains on securities	92,454	5.0	-	-	(92,454)	117,207	6.0
Foreign currency translation adjustments	(27,444)	(1.5)	-	-	27,444	(18,073)	(0.9)
Treasury stock, at cost	(24,872)	(1.3)	-	-	24,872	(25,091)	(1.3)
TOTAL SHAREHOLDERS' EQUITY	927,230	50.4	-	-	(927,230)	972,601	50.2
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	1,840,167	100.0	-	-	(1,840,167)	1,937,866	100.0

NET ASSETS	At September 30, 2005		At September 30, 2006		Increase (Decrease)	At December 31, 2005	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Shareholders' equity							
Common stock	-	-	102,045	5.1	102,045	-	-
Capital surplus	-	-	71,061	3.6	71,061	-	-
Retained earnings	-	-	725,973	36.7	725,973	-	-
Treasury stock	-	-	(25,886)	(1.3)	(25,886)	-	-
Total shareholders' equity	-	-	873,193	44.1	873,193	-	-
Valuation and translation adjustments							
Net unrealized holding gains on securities	-	-	128,679	6.5	128,679	-	-
Deferred gains or losses on hedges	-	-	(294)	(0.0)	(294)	-	-
Land revaluation difference	-	-	(4,713)	(0.2)	(4,713)	-	-
Foreign currency translation adjustments	-	-	(7,338)	(0.4)	(7,338)	-	-
Total valuation and translation adjustments	-	-	116,333	5.9	116,333	-	-
Minority interests	-	-	27,615	1.4	27,615	-	-
TOTAL NET ASSETS	-	-	1,017,142	51.4	1,017,142	-	-
TOTAL LIABILITIES AND NET ASSETS	-	-	1,978,537	100.0	1,978,537	-	-

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	Third quarter ended September 30, 2005 Amount	Percentage over sales	Third quarter ended September 30, 2006 Amount	Percentage over sales	Increase (Decrease) Amount	Year ended December 31, 2005 Amount	Percentage over sales
Sales	1,195,492	100.0	1,241,359	100.0	45,867	1,632,249	100.0
Cost of sales	706,231	59.1	734,161	59.1	27,930	973,920	59.7
Gross profit	489,260	40.9	507,198	40.9	17,938	658,328	40.3
Selling, general and administrative expenses	403,839	33.8	412,780	33.3	8,941	546,619	33.5
Operating income	85,421	7.1	94,418	7.6	8,997	111,708	6.8
Non-operating income							
Interest income	619		675			1,058	
Dividend income	2,580		3,343			3,225	
Equity in earnings of affiliates	5,787		6,259			8,495	
Other	3,932		2,772			6,038	
Total	12,920	1.1	13,050	1.1	130	18,817	1.2
Non-operating expenses							
Interest expense	6,774		6,948			9,231	
Loss on sale and disposal of finished goods	1,560		-			1,963	
Other	1,852		2,971			4,449	
Total	10,187	0.9	9,919	0.8	(268)	15,645	1.0
Ordinary income	88,154	7.4	97,549	7.9	9,395	114,881	7.0
Special income							
Gain on sale of fixed assets	914		1,644			1,440	
Reversal of allowance for doubtful accounts	1,494		713			2,182	
Gain on sale of investment securities	1,145		1,212			1,633	
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	531		-			536	
Gain on sale of shares of subsidiaries and affiliates	8		-			8	
Reversal of other reserves	-		129			-	
Total	4,093	0.3	3,700	0.3	(393)	5,802	0.4
Special expenses							
Loss on disposal of fixed assets	1,607		1,300			4,264	
Loss on sale of fixed assets	334		30			605	
Loss on impairment	-		150			85	
Loss on devaluation of investment securities	-		-			1,466	
Loss on sale of investment securities	26		11			55	
Business restructuring expense	463		-			4,259	
Loss on sale of shares of subsidiaries and affiliates	159		-			159	
Provision for other reserves	-		-			786	
Total	2,590	0.2	1,492	0.1	(1,098)	11,682	0.7
Income before income taxes and minority interests	89,656	7.5	99,757	8.0	10,101	109,001	6.7
Income taxes	37,417	3.1	44,743	3.6	7,326	48,949	3.0
Minority interests	8,627	0.7	7,672	0.6	(955)	8,788	0.5
Net income	43,612	3.6	47,340	3.8	3,728	51,263	3.1

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	Third quarter ended September 30, 2005	Third quarter ended September 30, 2006	Increase (Decrease)	Year ended December 31, 2005
Cash flows from operating activities				
Income before income taxes and minority interests	89,656	99,757	10,101	109,001
Depreciation and amortization	52,486	50,463	(2,023)	71,002
Increase (decrease) in reserves	(2,331)	(4,789)	(2,458)	(5,602)
Interest and dividend income	(3,200)	(4,018)	(818)	(4,283)
Interest expense	6,774	6,948	174	9,231
Decrease (increase) in notes and accounts receivable, trade	55,454	7,215	(48,239)	3,238
Decrease (increase) in inventories	(14,406)	(14,849)	(443)	(8,336)
Increase (decrease) in notes and accounts payable, trade	(13,542)	(6,691)	6,851	(4,329)
Increase (decrease) in liquor taxes payable	(42,045)	8,081	50,126	(9,724)
Increase (decrease) in consumption taxes payable	(6,842)	2,155	8,997	(4,044)
Other	(24,781)	(14,164)	10,617	(14,705)
Sub-total	97,220	130,108	32,888	141,447
Interest and dividend received	5,182	6,436	1,254	7,254
Interest paid	(6,849)	(6,744)	105	(9,114)
Income taxes paid	(32,211)	(39,310)	(7,099)	(34,871)
Net cash provided by operating activities	63,342	90,489	27,147	104,716
Cash flows from investing activities				
Payment for purchases of property, plant and equipment, and intangible assets	(45,856)	(44,299)	1,557	(62,960)
Proceeds from sale of property, plant and equipment, and intangible assets	10,653	4,245	(6,408)	14,339
Payment for purchase of marketable securities and investment securities	(35,238)	(6,637)	28,601	(35,409)
Proceeds from sales and redemption of marketable securities and investment securities	17,296	1,798	(15,498)	18,447
Payment for purchases of shares of subsidiaries	-	(69,876)	(69,876)	(6,755)
Payment for acquisition of shares of newly consolidated subsidiaries	-	(6,395)	(6,395)	(2,336)
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	7,567	-	(7,567)	7,718
Other	(4,141)	2,939	7,080	261
Net cash used in investing activities	(49,718)	(118,224)	(68,506)	(66,693)
Cash flows from financing activities				
Increase (decrease) in short-term loans payable	10,614	8,381	(2,233)	(287)
Proceeds from long-term debt	5,847	75,381	69,534	6,325
Repayment of long-term debt	(15,920)	(18,497)	(2,577)	(25,151)
Payment for purchase of treasury stock	(10,465)	(874)	9,591	(10,693)
Proceeds from sale of treasury stock	60	141	81	72
Payment for purchase of treasury stock by consolidated subsidiaries	-	(906)	(906)	-
Cash dividends paid	(12,004)	(13,566)	(1,562)	(13,446)
Cash dividends paid to minority shareholders	(8,086)	(17,410)	(9,324)	(8,086)
Other	691	(138)	(829)	(774)
Net cash provided by (used in) financing activities	(29,264)	32,510	61,774	(52,041)
Effect of exchange rate fluctuation on cash and cash equivalents	941	293	(648)	1,563
Net increase (decrease) in cash and cash equivalents	(14,699)	5,068	19,767	(12,456)
Cash and cash equivalents at beginning of year	177,257	164,800	(12,457)	177,257
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries	-	601	601	-
Cash and cash equivalents at end of period	162,557	170,470	7,913	164,800

(SEGMENT INFORMATION)

Business segment information

(¥ millions)

	Third quarter ended September 30, 2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	748,597	278,327	47,947	120,619	1,195,492	-	1,195,492
Inter-segment	1,797	94	-	71,179	73,072	(73,072)	-
Total sales	750,395	278,422	47,947	191,799	1,268,565	(73,072)	1,195,492
Operating expenses	694,874	262,625	36,927	188,255	1,182,684	(72,613)	1,110,070
Operating income	55,521	15,796	11,019	3,543	85,881	(459)	85,421

(¥ millions)

	Third quarter ended September 30, 2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	791,954	293,952	47,817	107,635	1,241,359	-	1,241,359
Inter-segment	2,491	53	-	72,406	74,951	(74,951)	-
Total sales	794,446	294,005	47,817	180,041	1,316,311	(74,951)	1,241,359
Operating expenses	728,137	277,115	38,428	177,062	1,220,744	(73,803)	1,146,941
Operating income	66,308	16,890	9,389	2,979	95,566	(1,148)	94,418

Type and nature of products are considered in classification of business segments. Main products by each business segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-Shu*), New genre, wine, whiskey, spirits, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows.

Third quarter ended September 30, 2005 ¥ 1,349 million, mainly consists of costs for research and development of basic technologies.

Third quarter ended September 30, 2006 ¥ 1,595 million, mainly consists of costs for research and development of basic technologies.

(PRODUCTION, ORDERS RECEIVED AND SALES)

1. PRODUCTION PERFORMANCE

Production performance for the third quarter ended September 30, 2006 classified by the type of business segment is as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	771,875	5.6
Soft drinks	111,749	7.8
Pharmaceuticals	58,842	9.3
Other	42,252	(12.9)
Total	984,720	5.1

(Note) The amounts are calculated based on sales price without consumption taxes.

2. ORDERS RECEIVED

Orders received for the third quarter ended September 30, 2006 classified by the type of business segment is as follows.
The Company and consolidated subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "Alcohol beverages" and "Soft drinks" segments and inspection machines and others in "Others" segment.

Business segment	Orders received		Backlog	
	Amount (¥ million)	Percentage change (%)	Amount (¥ million)	Percentage change (%)
Alcohol beverages	396	(7.6)	-	-
Soft drinks	2,671	98.5	-	-
Pharmaceuticals	-	-	-	-
Others	5,604	(50.6)	759	(40.6)
Total	8,672	(33.8)	759	(40.6)

(Note) The amounts are calculated based on sales price without consumption taxes.

3. SALES PERFORMANCE

Sales performance for the third quarter ended September 30, 2006 classified by the type of business segment is as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	791,954	5.8
Soft drinks	293,952	5.6
Pharmaceuticals	47,817	(0.3)
Others	107,635	(10.8)
Total	1,241,359	3.8

(Note) The consumption taxes are not included in the above amounts.

Supplementary Documents

to the
Consolidated
Financial Statements

as of and for the Third Quarter Ended
September 30, 2006

Contents

KIRIN BREWERY COMPANY, LIMITED

November 10, 2006

Consolidated

1. Results of Operations

(¥ billions)

	2005				2006			
	The 3rd quarter Actual		Annual Actual		The 3rd quarter Actual		Annual Forecast (Disclosed on August 10, 2006)	
Sales (Ratio of consolidated account to Parent Company's account)	1,195.4	1.75	1,632.2	1.74	1,241.3	1.75	1,680.0	1.72
Operating income (Ratio of consolidated account to Parent Company's account)	85.4	1.99	111.7	1.92	94.4	1.96	117.0	1.92
Ordinary income (Ratio of consolidated account to Parent Company's account)	88.1	1.56	114.8	1.58	97.5	1.34	118.0	1.34
Net income (Ratio of consolidated account to Parent Company's account)	43.6	1.15	51.2	1.17	47.3	0.98	54.0	0.98

2. Sales Details

(¥ billions)

	2005				2006			
	The 3rd quarter Actual		Annual Actual		The 3rd quarter Actual		Annual Forecast (Disclosed on August 10, 2006)	
Sales by business segments	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)
Total sales	1,195.4	(2.3%)	1,632.2	(1.4%)	1,241.3	3.8%	1,680.0	2.9%
Alcohol beverages	748.5	(2.9%)	1,019.3	(3.2%)	791.9	5.8%	1,074.9	5.4%
Beer, *Happo-shu* and New genre	663.4	(3.4%)	902.5	(3.7%)	709.7	7.0%	943.7	4.6%
Other alcohol beverages	85.1	1.4%	116.7	0.6%	82.1	(3.5%)	131.2	12.3%
Soft drinks	278.3	(2.3%)	380.1	2.1%	293.9	5.6%	399.3	5.0%
Pharmaceuticals	47.9	7.1%	67.6	7.8%	47.8	(0.3%)	65.0	(3.9%)
Other business	120.6	(2.6%)	165.1	(0.8%)	107.6	(10.8%)	140.8	(14.7%)
Agribio	19.0	(2.1%)	23.0	(0.1%)	17.7	(6.7%)	18.9	(17.9%)
Nutrient Food	23.3	(28.7%)	33.0	(23.0%)	23.3	(0.1%)	32.5	(1.6%)
Other	78.2	9.2%	109.0	8.5%	66.5	(14.9%)	89.4	(18.0%)

Consolidated

3. Profit Breakdown for the 3rd Quarter (Actual)

Operating income

(¥ billions)



2005 The 3rd quarter Operating income
85.4
Increase in Operating income of Parent Company
5.3
42.8 => 48.1
Increase in Operating income of other subsidiaries
2.0
Increase in Operating income of Kirin Beverage
1.7
13.2 => 15.0
2006 The 3rd quarter Operating income
94.4
9.0
75
80
85
90
95
100
105

Ordinary income



2005 The 3rd quarter Ordinary income
88.1
Increase in net of Non-operating income and expenses of Parent Company
11.0
Increase in Operating income
9.0
85.4 => 94.4
Increase in net of equity in earnings of affiliates
0.5
Decrease in net of Non-operating income and expenses of Kirin Beverage
(0.6)
Decrease in net of Non-operating income and expenses of other subsidiaries, etc
(10.5)
Elimination of dividends (11.0), etc.
2006 The 3rd quarter Ordinary income
97.5
9.4
85
90
95
100
105
110
115

Net income



2005 The 3rd quarter Net income
43.6
Increase in Ordinary income
9.4
88.1 => 97.5
Increase in Minority interests
1.0
(8.6) => (7.6)
Decrease in net of Special income, expenses and income taxes of Kirin Beverage
(0.3)
Decrease in net of Special income, expenses and Income taxes of other subsidiaries
(0.3)
Decrease in net of Special income, expenses and Income taxes of Parent Company
(6.1)
Increase of Income taxes (6.1), net of Special income (0.0)
2006 The 3rd quarter Net income
47.3
3.7
40
45
50
55
60

Consolidated

4. Major Expenses and Others

(¥ billions)

	2005		2006	
	The 3rd quarter Actual	Annual Actual	The 3rd quarter Actual	Annual Forecast (Disclosed on August 10, 2006)
Research and development expenses	19.5	28.7	19.7	28.0
Depreciation	52.4	71.0	50.4	71.0
Financial profit, net	(3.5)	(4.9)	(2.9)	(4.5)
Cash flows	(14.6)	(12.4)	5.0	(71.0)
Operating activities	63.3	104.7	90.4	128.5
Investing activities	(49.7)	(66.6)	(118.2)	(148.0)
Financing activities	(29.2)	(52.0)	32.5	(51.0)

Consolidated

5. Major Fluctuations of Assets and Liabilities

(¥ billions)

	2005 The 3rd quarter Actual	2006 The 3rd quarter Actual	Increase (Decrease)	Reference
ASSETS				
Fixed Assets				
Intangible Assets				
Consolidation differences*	38.0	-	(38.0)	Due to change in presentation.
Goodwill*	-	96.7	96.7	Change in presentation and additional acquisition of Kirin Beverage Corporation, etc.
Other*	94.2	73.9	(20.3)	Due to change in presentation.
Investment and Other Assets				
Investment securities	468.3	525.3	57.0	Increase in shares of subsidiaries and affiliates at Parent Company, etc.

LIABILITIES				
Current Liabilities				
Bonds due within one year	-	69.9	69.9	Increase due to reclassification of Bonds due within one year at Parent Company, etc.
Long-term Liabilities				
Long-term debt	174.6	97.3	(77.3)	Decrease due to reclassification of Bonds due within one year at Parent Company, etc.
Employees' pension and retirement benefits	66.5	104.5	38.0	Increase due to borrowing from other financial institutions at Parent company, etc.
Other	71.5	113.0	41.5	Increase in deferred tax liabilities due to increase in unrealized holding gains on securities along with the improvement in stock price at Parent Company and others, etc..

SHAREHOLDERS' EQUITY				
Net unrealized holding gains on securities	92.4	128.6	36.2	Increase in unrealized holding gains on securities along with the improvement in stock price at Parent company, etc.
Foreign currency translation adjustment	(27.4)	(7.3)	20.1	Increase due to yen depreciation and reclassification of Foreign currency translation adjustments of foreign subsidiaries and affiliates, etc.

*Effective from the interim consolidated accounting period ended June 30, 2006, the Company adopted the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Cabinet Office Ordinance No. 56 issued on April 26, 2006), and presents consolidation differences and goodwill as "Goodwill." For the nine months ended September 30, 2005, goodwill of 21.5 billion yen was included in "Other" of "Intangible assets," and for the nine months ended September 30, 2006, goodwill of 24.1 billion yen was included in "Goodwill."

Consolidated

6. Analysis of Operating Income by Business Segment

Change between the 3rd quarter of 2006 Actual and the 3rd quarter of 2005 Actual (¥ billions)

	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Eliminations or Corporate	Total
Operating income – The 3rd quarter of 2005 Actual	55.5	15.8	11.0	3.5	(0.4)	85.4
Increase (Decrease) in Gross profit	20.4	2.6	(0.6)	(4.1)	(0.4)	17.9
Decrease (Increase) in Selling, general and administrative expenses, etc.	(9.6)	(1.6)	(1.1)	3.5	(0.1)	(8.9)
Increase (Decrease) in Operating income	10.8	1.0	(1.7)	(0.6)	(0.5)	9.0
Operating income –The 3rd quarter of 2006 Actual	66.3	16.8	9.3	2.9	(0.9)	94.4

(Reference Material)

Supplementary Information of Kirin Beverage Corporation

(1) Results of Operations (Consolidated)

(1,000 cases or million yen)

	2005 The 3rd quarter Actual	2006 The 3rd quarter Actual	Increase(Decrease) Amount	Increase(Decrease) Percentage
				%
Sales volumes	140,753	143,761	3,008	2.1
Net sales	288,190	289,236	1,046	0.4
Cost of sales	121,858	121,498	(360)	(0.3)
Gross profit	166,332	167,738	1,406	0.8
[Gross profit ratio]	57.7%	58.0%	0.3%	
Selling, general & administrative expenses	153,104	152,729	(375)	(0.2)
[Sales promotion]	75,143	76,458	1,315	1.7
[Advertising]	13,812	11,450	(2,362)	(17.1)
[Transportation]	20,310	20,178	(132)	(0.7)
[Vending machine costs]	3,964	3,913	(51)	(1.3)
[Depreciation]	5,260	5,526	266	5.1
[Research and development]	553	625	72	13.0
[Labour costs]	19,650	18,824	(826)	(4.2)
[Other]	14,408	15,751	1,343	9.3
Operating income	13,227	15,009	1,782	13.5
[Operating income ratio]	4.6%	5.2%	0.6%	

(2) Profit Breakdown for the 3rd Quarter (Actual) (Consolidated)



Operating income
(¥ billions)
2005 The 3rd quarter Operating income
13.2
★Change in volume
Sales volume increased of 3,008 thousand cases
2.8
Decrease in advertising costs
Decrease due to review of advertising costs by brand
2.3
★Cost reduction
Shonan plant/Shiga plant of Kirin Brewery 0.8
0.8
Decrease in labour costs
Decrease in temporary staff fees
0.8
Increase in sales promotion costs
Increase due to sales volume increase and strengthening of core brand
(1.3)
Other
Increase in information processing fees, etc.
(1.4)
★Change in the composition of container, etc.
Change in the composition ratio of container: can (1%), small-sized PET bottles +1%
Change in unit price of container: increase in 280 PET bottles, cost increase
(2.2)
2006 The 3rd quarter Operating income
15.0
1.7
0
2
4
6
8
10
12
14
16
18
20
★ represents the breakdown of the change in gross profit

(3) Sales Performance

<Sales by Category (Consolidated)>

(10,000 cases)

Domestic soft drink beverages			Results for 2005 The 3rd quarter		Results for 2006 The 3rd quarter				Results for the 2005 annual		Reference
			Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio	Annual forecast
Category	Tea drinks	Japanese Tea	2,846	20%	2,641	18%	(205)	93%	3,640	20%	3,450
		Oolong Tea	555	4%	302	2%	(253)	54%	684	4%	400
		Black tea	2,340	17%	2,731	19%	391	117%	3,191	17%	3,750
		Sub-total	5,741	41%	5,674	39%	(67)	99%	7,515	41%	7,600
	Functional drinks		1,296	9%	796	6%	(500)	61%	1,529	8%	950
	Coffee		2,324	17%	2,338	16%	14	101%	3,191	17%	3,150
	Fruit and vegetable juice		1,643	12%	1,807	13%	164	110%	2,130	12%	2,350
	Carbonated beverage		519	4%	563	4%	44	108%	636	3%	650
	Other		2,261	16%	2,844	20%	583	126%	3,103	17%	4,020
	Domestic soft drink beverage market total		13,784	98%	14,022	98%	238	102%	18,104	98%	18,720
Overseas markets	Overseas soft drink beverage market total		291	2%	354	2%	63	122%	354	2%	480
Total	Soft drink beverages total		14,075	100%	14,376	100%	301	102%	18,458	100%	19,200

<Sales by Container Type (Consolidated)>

(10,000 cases)

Soft drink beverages			Results for 2005 The 3rd quarter		Results for 2006 The 3rd quarter				Results for the 2005 annual		Reference
Container Type	Category	Details	Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio	Annual forecast
Cans	Can	Including bottle styled cans	2,922	21%	2,865	20%	(57)	98%	4,155	22%	4,000
PET Bottles	Large-sized PET Bottles	2L	2,763	20%	2,863	20%	100	104%	3,526	19%	3,800
		1.5L, 1L, 900ml, 750ml	1,059	8%	1,087	7%	28	103%	1,393	8%	1,450
		Large-sized PET Bottles total	3,822	27%	3,950	27%	128	103%	4,919	27%	5,250
	Small-sized PET Bottles	500ml	3,761	27%	3,893	27%	132	104%	4,784	26%	4,900
		350ml or less	1,423	10%	1,527	11%	104	107%	1,930	10%	2,200
		Small-sized PET Bottles total	5,184	37%	5,420	38%	236	105%	6,714	36%	7,100
		PET Bottles total	9,006	64%	9,370	65%	364	104%	11,633	63%	12,350
Other containers	One-way/Returnable bottles, paper, gifts, etc.,		1,856	13%	1,787	13%	(69)	96%	2,316	13%	2,370
Overseas markets	Soft drink beverages total		291	2%	354	2%	63	122%	354	2%	480
All containers	Container total		14,075	100%	14,376	100%	301	102%	18,458	100%	19,200

KIRIN BREWERY COMPANY, LIMITED

November 10, 2006

SUMMARY OF NON-CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2006

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Communications Division Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly non-consolidated statements of income, etc

Adoption of simple methods in accounting policies: Yes

The estimated effective tax rate is applied for the computation of income taxes.

Change in accounting policies: None

2. Business results and financial positions for the third quarter of 2006 (January 1, 2006 - September 30, 2006)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Third quarter ended September 30, 2006	708,505	3.8	48,199	12.6	72,800	28.8
Third quarter ended September 30, 2005	682,410	(2.1)	42,820	(3.6)	56,527	(2.0)
Year ended December 31, 2005	935,621		58,154		72,517	

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
Third quarter ended September 30, 2006	48,102	26.7	50.31	-
Third quarter ended September 30, 2005	37,962	5.8	39.60	-
Year ended December 31, 2005	43,886		45.61	-

Note: Percentage change means the ratio of increase or decrease in each item of business results for the third quarter ended September 30, 2006 to those for the third quarter ended September 30, 2005.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
September 30, 2006	1,544,238	871,453	56.4	911.67
September 30, 2005	1,426,626	829,324	58.1	867.04
December 31, 2005	1,512,515	859,943	56.9	899.02

3. Forecast of business results for the current fiscal year (January 1, 2006 - December 31, 2006)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
Year ending December 31, 2006	977,000	88,000	55,000	8.00	16.00

(Reference) Forecasted net income per share (Year ending December 31, 2006) ¥57.53
Forecasted operating income (Year ending December 31, 2006) ¥61,000 millions

(Note) Forecast of business results stated above has not been changed from the forecast disclosed on August 10, 2006.

NON-CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At September 30, 2005 Amount	Percentage over total assets	At September 30, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2005 Amount	Percentage over total assets
Current Assets							
Cash	144,267		150,091		5,824	147,578	
Notes receivable, trade	481		310		(171)	535	
Accounts receivable, trade	136,674		174,626		37,952	185,191	
Inventories	35,826		38,057		2,231	32,100	
Other	38,107		50,032		11,925	36,504	
Allowance for doubtful accounts	(2,172)		(1,425)		747	(1,692)	
Total	353,185	24.8	411,693	26.7	58,508	400,217	26.5
Fixed Assets							
Property, plant and equipment							
Buildings	118,861		115,119		(3,742)	118,398	
Machinery and equipment	104,032		96,979		(7,053)	105,116	
Land	99,454		99,360		(94)	99,429	
Construction in progress	22,100		19,175		(2,925)	13,449	
Other	27,123		27,752		629	28,685	
Total	371,573		358,386		(13,187)	365,079	
Intangible Assets	4,465		10,646		6,181	5,904	
Investments and Other Assets							
Investment securities	300,918		285,172		(15,746)	341,229	
Investments in subsidiaries and affiliates	291,407		381,089		89,682	289,484	
Life insurance investments	36,173		37,218		1,045	37,148	
Other	73,521		64,219		(9,302)	78,582	
Allowance for doubtful accounts	(4,617)		(4,189)		428	(5,132)	
Total	697,402		763,510		66,108	741,313	
Total Fixed Assets	1,073,441	75.2	1,132,544	73.3	59,103	1,112,297	73.5
TOTAL ASSETS	1,426,626	100.0	1,544,238	100.0	117,612	1,512,515	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	At September 30, 2005 Amount	Percentage over total assets	At September 30, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2005 Amount	Percentage over total assets
Current Liabilities							
Notes payable, trade	893		722		(171)	716	
Accounts payable, trade	34,379		36,013		1,634	31,904	
Short-term loans payable	73,173		77,404		4,231	69,589	
Reserves	-		83		83	-	
Bonds due within one year	-		70,000		70,000	70,000	
Liquor taxes payable	71,543		110,732		39,189	102,388	
Income taxes payable	10,978		16,149		5,171	12,796	
Accrued expenses	31,390		30,379		(1,011)	38,279	
Deposits received	28,420		19,792		(8,628)	26,888	
Other	22,351		26,900		4,549	26,018	
Total Current Liabilities	273,131	19.2	388,179	25.1	115,048	378,582	25.0
Long-term Liabilities							
Bonds	110,000		40,000		(70,000)	40,000	
Long-term debt	26,270		56,660		30,390	26,750	
Employees' pension and retirement benefits	60,954		57,853		(3,101)	61,392	
Other reserves	5,903		4,526		(1,377)	5,105	
Deposits received	61,858		60,035		(1,823)	62,131	
Other	59,184		65,529		6,345	78,610	
Total Long-term Liabilities	324,170	22.7	284,605	18.5	(39,565)	273,989	18.1
TOTAL LIABILITIES	597,302	41.9	672,784	43.6	75,482	652,571	43.1
Common stock	102,045	7.1	-	-	(102,045)	102,045	6.8
Capital surplus							
Additional paid-in capital	70,868		-		(70,868)	70,868	
Other capital surplus	127		-		(127)	130	
Total Capital Surplus	70,995	5.0	-	-	(70,995)	70,999	4.7
Retained earnings							
Legal reserve	25,511		-		(25,511)	25,511	
Voluntary earned surplus	490,540		-		(490,540)	490,540	
Unappropriated retained earnings	74,173		-		(74,173)	80,096	
Total Retained earnings	590,224	41.3	-	-	(590,224)	596,148	39.4
Net unrealized holding gains on securities	90,929	6.4	-	-	(90,929)	115,840	7.7
Treasury stock	(24,871)	(1.7)	-	-	24,871	(25,090)	(1.7)
TOTAL SHAREHOLDERS' EQUITY	829,324	58.1	-	-	(829,324)	859,943	56.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,426,626	100.0	-	-	(1,426,626)	1,512,515	100.0

(¥ millions)

NET ASSETS	At September 30, 2005 Amount	Percentage over total assets	At September 30, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2005 Amount	Percentage over total assets
Shareholders' equity							
Common stock	-	-	102,045	6.6	102,045	-	-
Capital surplus							
Additional paid-in capital	-		70,868		70,868	-	
Other capital surplus	-		192		192	-	
Total capital surplus	-	-	71,061	4.6	71,061	-	-
Retained earnings							
Legal reserve	-		25,511		25,511	-	
Other retained earnings							
Reserve for special depreciation	-		1,074		1,074	-	
Reserve for deferred gain on sale of property	-		12,778		12,778	-	
Reserve for dividends	-		6,450		6,450	-	
General reserve	-		494,367		494,367	-	
Retained earnings brought forward	-		89,069		89,069	-	
Total retained earnings	-	-	629,252	40.7	629,252	-	-
Treasury stock	-	-	(25,886)	(1.7)	(25,886)	-	-
Total shareholders' equity	-	-	776,473	50.2	776,473	-	-
Valuation and translation adjustments							
Net unrealized holding gains on securities	-		95,012		95,012	-	
Deferred gains or losses on hedges	-		(32)		(32)	-	
Total valuation and translation adjustments	-	-	94,980	6.2	94,980	-	-
TOTAL NET ASSETS	-	-	871,453	56.4	871,453	-	-
TOTAL LIABILITIES AND NET ASSETS	-	-	1,544,238	100.0	1,544,238	-	-

NON-CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	Third quarter ended September 30, 2005		Third quarter ended September 30, 2006		Increase (Decrease)	Year ended December 31, 2005	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
Sales	682,410	100.0	708,505	100.0	26,095	935,621	100.0
Cost of sales	460,208	67.4	475,436	67.1	15,228	630,464	67.4
Gross profit	222,201	32.6	233,068	32.9	10,867	305,156	32.6
Selling, general and administrative expenses	179,381	26.3	184,869	26.1	5,488	247,001	26.4
Operating income	42,820	6.3	48,199	6.8	5,379	58,154	6.2
Non-operating income							
Interest income	672		900			1,060	
Dividend income	13,885		23,662			14,984	
Other	3,264		2,752			4,897	
Total	17,823	2.6	27,315	3.9	9,492	20,943	2.2
Non-operating expenses							
Interest expense	1,561		1,908			2,144	
Other	2,554		805			4,436	
Total	4,115	0.6	2,713	0.4	(1,402)	6,580	0.7
Ordinary income	56,527	8.3	72,800	10.3	16,273	72,517	7.8
Special income	3,389	0.5	3,128	0.4	(261)	5,072	0.5
Special expenses	1,454	0.2	1,226	0.2	(228)	6,190	0.7
Income before income taxes	58,462	8.6	74,702	10.5	16,240	71,398	7.6
Income taxes	20,500	3.0	26,600	3.8	6,100	27,512	2.9
Net income	37,962	5.6	48,102	6.8	10,140	43,886	4.7
Retained earnings brought forward from the prior fiscal year	42,907		-		(42,907)	42,907	
Dividends (interim)	6,696		-		(6,696)	6,696	
Unappropriated retained earnings	74,173		-		(74,173)	80,096	

Supplementary Documents

to the

Non-consolidated Financial Statements

as of and for the Third Quarter Ended

September 30, 2006

Contents

KIRIN BREWERY COMPANY, LIMITED

November 10, 2006

Non-consolidated

1. Results of Operations

(¥ billions)

	2005				2006			
	The 3rd quarter Actual		Annual Actual		The 3rd quarter Actual		Annual Forecast (Disclosed on August 10, 2006)	
Sales	682.4	(2.1%)	935.6	(2.2%)	708.5	3.8%	977.0	4.4%
Operating income	42.8	(3.6%)	58.1	9.8%	48.1	12.6%	61.0	5.0%
Ordinary income	56.5	(2.0%)	72.5	8.6%	72.8	28.8%	88.0	21.3%
Net income	37.9	5.8%	43.8	8.4%	48.1	26.7%	55.0	25.3%

2. Sales Details

	2005				2006			
	The 3rd quarter Actual		Annual Actual		The 3rd quarter Actual		Annual Forecast (Disclosed on August 10, 2006)	
Sales volume of Alcohol beverages business	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)
Low alcohol beverages	1,836	0.2%	2,505	(0.0%)	1,953	6.4%	2,688	7.3%
Beer (*)	792	(10.7%)	1,079	(11.0%)	748	(5.6%)	1,028	(4.8%)
Happo-shu (*)	626	(18.3%)	837	(20.3%)	647	3.3%	891	6.3%
New genre	241	-	352	-	377	55.9%	492	39.4%
Subtotal	1,661	0.4%	2,270	0.3%	1,772	6.7%	2,411	6.2%
Chu-hi (*)	162	1.1%	218	(0.8%)	169	4.0%	260	19.1%
Other	12	(27.6%)	16	(23.4%)	11	(5.9%)	17	4.3%
Sales volume by major brands	Million cases		Million cases		Million cases		Million cases	
LAGER	28.9	(15.7%)	39.3	(16.2%)	25.8	(10.8%)	35.6	(9.4%)
ICHIBAN SHIBORI	30.3	(6.5%)	41.6	(6.7%)	29.6	(2.3%)	40.6	(2.4%)
TANREI	46.8	(15.3%)	62.3	(16.6%)	42.9	(8.3%)	59.6	(4.3%)
NODOGOSHI NAMA	19.1	-	27.9	-	29.8	55.9%	38.9	39.4%
Breakdown of sales	¥ billions		¥ billions		¥ billions		¥ billions	
Total Sales	682.4	(2.1%)	935.6	(2.2%)	708.5	3.8%	977.0	4.4%
Alcohol Beverages	627.0	(3.7%)	858.6	(3.8%)	654.1	4.3%	903.0	5.2%
Low alcohol beverages	606.9	(4.0%)	827.9	(4.2%)	632.4	4.2%	871.0	5.2%
Beer (*)	318.3	(11.2%)	433.9	(11.4%)	299.6	(5.9%)	411.0	(5.3%)
Happo-shu (*)	183.3	(18.6%)	245.6	(20.4%)	190.6	4.0%	262.0	6.7%
New genre	58.7	-	85.9	-	94.6	61.0%	124.0	44.2%
Subtotal	560.4	(4.0%)	765.5	(4.1%)	585.0	4.4%	797.0	4.1%
Chu-hi (*)	43.4	1.2%	58.2	(0.7%)	44.5	2.6%	70.0	20.2%
Other	3.0	(42.2%)	4.1	(36.6%)	2.9	(4.8%)	4.0	(3.3%)
Shochu, Whiskey, Spirits and Wines, etc.	20.0	3.4%	30.7	5.4%	21.6	8.0%	32.0	4.1%
Pharmaceuticals	45.4	5.8%	64.0	6.1%	43.9	(3.3%)	60.0	(6.3%)
Other	9.8	315.9%	12.9	256.4%	10.4	5.3%	14.0	8.3%

(*) Exports included.

Non-consolidated

3. Profit Breakdown for the 3rd Quarter (Actual)

(¥ billions)

Operating income



2005 The 3rd quarter Operating income
42.8
Marginal profit of alcohol beverages business
11.8
Sales decrease in Beer ((5.4), (44) thousand KL); sales increase in Happo-shu (2.1, 21 thousand KL), Sales increase in New genre (14.7, 136 thousand KL); sales increase in Chu-hi (0.6, 7 thousand KL); change in products mix, etc.
Depreciation
0.0
23.5=>23.5
Other
0.6
Decrease in R&D expenses 0.1 (18.2=>18.1), etc.
Labour cost
(0.2)
54.9=>55.1 (Salaries and bonuses (0.8), legal welfare expenses (0.1), employees' pension and retirement benefit expenses (0.7)
Raw materials cost of alcohol beverages
(0.4)
Increase in barley price (0.7); increase in malt price (0.5), etc.
Factory expenses
(1.6)
Increase in fuel expenses (0.6) and repair expenses (0.4), etc.
Marginal profit of pharmaceuticals business
(1.9)
Selling cost
(3.0)
Increase in sales promotion and advertising expenses (2.5) (Beer, Happo-shu and New genre 0.7; Chu-hai (2.4); Shochu, Whiskey, Spirits and Wines (0.8); Pharmaceuticals (0.2) etc.), transport expenses (0.5), etc.
2006 The 3rd quarter Operating income
48.1
5.3
40
45
50
55
60
65
70
75
80

Ordinary income



2005 The 3rd quarter Ordinary income
56.5
Net of Non-operating income and expenses
11.0
Increase in financial profit, net 9.7 (12.9=>22.6), etc.
Increase in Operating income
5.3
42.8=>48.1
2006 The 3rd quarter Ordinary income
72.8
16.3
50
55
60
65
70
75
80
85
90

Net income



2005 The 3rd quarter Net income
37.9
Increase in Ordinary income
16.3
56.5=>72.8
Net of Special income and expenses
(0.0)
Decrease in Reversal of allowance for doubtful accounts (0.7) and decrease in gain on sale of investment securities (0.0); Decrease in loss on disposal and sale of fixed assets 0.1 increase in gain on sale of fixed assets 0.5, etc.
Income taxes
(6.1)
20.5=>26.6
2006 The 3rd quarter Net income
48.1
10.2
30
35
40
45
50
55
60
65
70
75
80

Non-consolidated

4. Major Expenses and Others

(¥ billions)

	2005		2006	
	The 3rd quarter Actual	Annual Actual	The 3rd quarter Actual	Annual Forecast (Disclosed on August 10,2006)
Research and development expenses	18.2	26.6	18.1	25.9
Labour cost	54.9	73.9	55.1	73.8
Depreciation	23.5	32.4	23.5	32.3
Financial profit, net	12.9	13.9	22.6	26.4

5. Major Fluctuations of Assets and Liabilities

(¥ billions)

	2005 The 3rd quarter	2006 The 3rd quarter Actual	Increase (Decrease)	Reference
ASSETS				
Current Assets				
Other	38.1	50.0	11.9	Increase due to CMS (Cash Management System), etc.
Fixed Assets				
Investments and Other Assets				
Investment securities	300.9	285.1	(15.8)	Decrease due to reclassification of Investment in Subsidiaries and affiliates. Increase in unrealized holding gains on securities along with the improvement in stock price, etc.
Investment in subsidiaries and affiliates	291.4	381.0	89.6	Increase due to acquisition of Kirin Beverage Corporation, to stock reclassification of investment securities, etc
LIABILITIES				
Current Liabilities				
Bonds due within one year	-	70.0	70.0	Increase due to reclassification of bonds due within one year.
Long-term Liabilities				
Bonds	110.0	40.0	(70.0)	Decrease due to reclassification of bonds due within one year.
Long-term debt	26.2	56.6	30.4	Increase due to borrowing from financial institutions.
Other	59.1	65.5	6.4	Increase in deferred tax liabilities due to increase in unrealized holding gains on securities along with the improvement in stock price, etc.
SHAREHOLDERS' EQUITY AND NET ASSETS				
Net unrealized holding gains on securities	90.9	95.0	4.1	Increase in unrealized holding gains on securities along with the improvement in stock price, etc.